APPENDIX A:
INVESTMENT RISKS

REAL ESTATE RISK

Penokee Skiing Group LLC is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Penokee Skiing Group LLC is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

LIMITED SERVICES

Penokee Skiing Group LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Penokee Skiing Group LLC's management or vote on and/or influence any managerial decisions regarding Penokee Skiing Group LLC. Furthermore, if the founders or other key personnel of Penokee Skiing Group LLC were to leave Penokee Skiing Group LLC or become unable to work, Penokee Skiing Group LLC (and your investment) could suffer substantially.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Penokee Skiing Group LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Penokee Skiing Group LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Penokee Skiing Group LLC's financial performance.

THE COMPANY MIGHT NEED MORE CAPITAL

Penokee Skiing Group LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Penokee Skiing Group LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Penokee Skiing Group LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.